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                           January 9, 2024

       Philip Rodoni
       Chief Executive Officer
       Rubicon Technologies, Inc.
       335 Madison Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Rubicon
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 5,
2024
                                                            File No. 333-276401

       Dear Philip Rodoni:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Pattan at 202-551-6756 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Michael J. Blankenship